===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                   FORM 11-K

                                  -----------

(Mark One)
[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the period from January 1, 1998 to December 31, 1998
                         Commission File Number 0-20854

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       PHILIP SERVICES CORP. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PHILIP SERVICES CORP.
                              100 KING STREET WEST
                            HAMILTON, ONTARIO L8N4J6

===============================================================================

PHILIP SERVICES CORP.
401(k) PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998:

   Item 27(a) - Schedule of Assets Held for Investment Purposes                                                   11

   Item 27(b) - Schedule of Loans or Fixed Income Obligations                                                     12

   Item 27(d) - Schedule of Reportable Transactions                                                               13

   Item 27(e) - Schedule of Nonexempt Transactions                                                                14

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of
    Philip Services Corp. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Philip Services Corp. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, as listed in the table of contents, for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Philip Services Corp. (the "Company") will continue as a going concern. As discussed in Note 1 to the financial statements, the Company was not in compliance with the provisions of its existing credit agreement during 1998 which raises substantial doubt about its ability and the Plan's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

Houston, Texas
June 28, 1999

PHILIP SERVICES CORP.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                   1998                1997

INVESTMENTS, AT FAIR VALUE:
   Spectrum Growth Fund                     $    15,688,935    $     3,672,517
   Growth & Income Fund                          13,196,258          8,252,328
   Prime Reserve Fund                            12,923,532          2,903,664
   New Horizons Fund                             10,887,142          5,966,111
   Blue Chip Growth Fund                          8,294,585
   Capital Appreciation Fund                      8,143,456          5,054,344
   Balanced Fund                                  6,530,257
   International Stock Fund                       5,272,954          1,999,161
   New Income Fund                                3,935,047          1,763,780
   Spectrum Income Fund                           2,135,201            875,569
   Philip Services Common Stock Fund                642,047
   Participant Loans                              4,718,808          1,606,101
                                            ---------------    ---------------
                Total investments                92,368,222         32,093,575
                                            ---------------    ---------------
RECEIVABLES:
   Participant contributions                        489,637             52,930
   Employer contributions                           205,164             21,248
                                            ---------------    ---------------
                Total receivables                   694,801             74,178
                                            ---------------    ---------------
NET ASSETS AVAILABLE FOR BENEFITS           $    93,063,023    $    32,167,753
                                            ===============    ===============


See notes to financial statements.

PHILIP SERVICES CORP.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                            1998                1997

CONTRIBUTIONS:
   Employee                                           $    14,343,907     $     4,815,322
   Employer                                                 6,413,833           1,351,159
   Rollovers                                               49,654,519             636,986
                                                      ---------------     ---------------
                Total contributions                        70,412,259           6,803,467

INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value
      of investments                                       (6,732,871)          1,576,344
   Dividend income                                          5,849,888           2,130,146
   Interest income                                            329,149             125,376
                                                      ---------------     ---------------
                Net investment income                        (553,834)          3,831,866

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS                  (8,963,155)         (3,553,515)

ADMINISTRATIVE EXPENSES                                                              (505)
                                                      ---------------     ---------------
NET INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                                60,895,270           7,081,313

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                       32,167,753          25,086,440
                                                      ---------------     ---------------
   End of year                                        $    93,063,023     $    32,167,753
                                                      ===============     ===============


See notes to financial statements.

PHILIP SERVICES CORP.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

1.    THE PLAN AND PLAN DESCRIPTION

      The following description of the Philip Services Corp. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan for eligible employees of Philip Services Corp. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). As such, the Plan meets minimum funding standards required under these provisions. The Plan is directed by a 401(k) committee which is composed of employees appointed by the Company's Board of Directors.

      During 1998, the Serv-Tech Inc. Consolidated Retirement Savings 401(k) Plan, the Roth Bros. Smelting Employee's Deferred Savings and Profit Sharing Plan and Trust, the Allwaste, Inc. Employee Retirement Plan, the Luria Bros.-Connell Limited Partnership Profit Sharing and Savings Plan, the RMF Global, Inc. 401(k) Savings & Retirement Plan, the Cousins Employees Savings & Retirement Plan, the 21st Century Environmental Management, Inc. 401(k) Plan, the Industrial Services Technologies, Inc. 401(k) Savings Plan and the Eltex Chemical Employees 401(k) Plan were merged into the Plan. These mergers resulted in rollover contributions of approximately $47.9 million. In connection with the merger of these plans the Blue Chip Growth Fund, the Balanced Fund and Philip Services Stock Fund became investment options under the Plan.

      During 1998, the Department of Labor ("DOL") conducted an audit of the Allwaste, Inc. Employee Retirement Plan (the "Allwaste Plan") for plan years 1995, 1996, and 1997. As a result of the audit, the Company agreed to contribute $34,966 to the Allwaste Plan. Subsequent to December 31, 1998, the Company transferred $28,109 to T. Rowe Price to be allocated to the accounts of the affected participants, with the remainder paid directly to former participants. As of December 31, 1998 the $28,109 was included in employer contributions receivable.

      CONTRIBUTIONS AND VESTING - A participant may elect to contribute between 1% and 15% of annual compensation. Participant contributions to the Plan are fully vested at the time they are made. The Company matches 50% of participant contributions up to a maximum of $3,000 per year. A participant obtains full vesting in his or her Company matching contributions account balance and earnings thereon upon the earlier of the date on which he or she completes one year of participation or the date on which he or she completes five years of employment. Any employee who was a participant in the Plan on February 18, 1994, is fully vested in his or her Company matching contributions accounts at all times.

      Nonvested amounts forfeited by participants are used to offset future employer contributions. For the years ended December 31, 1998 and 1997, forfeited accounts totaled $126,277 and $26,569, respectively.

      INVESTMENT FUNDS - A participant may direct the investment of his or her account balances and contributions to any one or more of the following investment funds:

            New Horizons Fund: A mutual fund investing principally in common stock of smaller companies with high growth potential. This fund is publicly traded as the T. Rowe Price New Horizons Fund, Inc.

            Growth & Income Fund: A mutual fund investing principally in blue chip common stocks with other investments in preferred stocks and convertible bonds. This fund is publicly traded as the T. Rowe Price Growth & Income Fund, Inc.

            Capital Appreciation Fund: A mutual fund investing principally in common stocks with growth and capital appreciation prospects. Additionally, this fund invests in convertible bonds and preferred stocks. This fund is publicly traded as the T. Rowe Price Capital Appreciation Fund, Inc.

            Prime Reserve Fund: A money market mutual fund invested in the T. Rowe Price Prime Reserve Fund, Inc.

            New Income Fund: A bond mutual fund investing in United States Government and high quality corporate bonds. This fund is publicly traded as the T. Rowe Price New Income Fund, Inc.

            International Stock Fund: A mutual fund investing principally in a diversified portfolio of long-term marketable securities of established non-United States issuers. This fund is publicly traded as the T. Rowe Price International Stock Fund.

            Spectrum Growth Fund: A mutual fund investing principally in stock funds with growth and capital appreciation prospects. This fund is publicly traded as the T. Rowe Price Spectrum Growth Fund.

            Spectrum Income Fund: A mutual fund investing in income-oriented funds with high current income and price appreciation prospects. This fund is publicly traded as the T. Rowe Price Spectrum Income Fund.

            Balanced Fund: A mutual fund investing in a diversified portfolio consisting of approximately 60% in common stocks and the balance in fixed income securities and cash reserves. This fund is publicly traded as T. Rowe Price Balanced Fund, Inc.

            Blue Chip Growth Fund: A mutual fund investing in common stocks of large and medium-sized blue chip companies that have the potential for above average growth in earnings. This fund is publicly traded as T. Rowe Price Blue Chip Growth Fund, Inc.

            Philip Services Stock Fund: Funds are invested in the common stock of Philip Services Corp. Effective April 1, 1999, the Philip Services Stock Fund discontinued future allocation and reallocations of investments by plan participants into the Fund. However, participants were allowed to retain any investments in the Fund as of March 31, 1999.

      All of the mutual funds held by the Plan are managed by T. Rowe Price Associates, Inc., the trustee of the Plan. In addition T. Rowe Price holds the shares of the Philip Services Stock Fund.

      PARTICIPANT LOANS - The Plan may make loans to actively employed participants of not less than $1,000 nor more than the lessor of $50,000 or 50% of the current value of the vested balance in the participant's account. The $50,000 limitation is reduced by the participant's highest outstanding loan balance during the prior one-year period. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding at a given time. The interest rate on loans is prime plus 1%, as determined quarterly by the trustee. The interest rate on existing loans ranges from 6.00% to 11.00%. The interest rate is fixed for the term of the loan, and the repayment period may be from one to five years. Participant loans are secured by the participants' account balances.

      During 1998 and 1997, loans were made in the amount of $2,506,017 and $1,016,137, respectively.

      At December 31, 1998, loans amounting to $30,104 were in default as defined by the Plan.

      WITHDRAWALS AND DISTRIBUTIONS - The Plan provides for in-service withdrawals to participants which are limited to the participant's vested account balances and are subject to certain other restrictions and requirements. Upon separation from service, a participant's account balances may be distributed in a lump sum or kept in the Plan. A participant whose account balances exceed $3,500 may elect a deferred distribution or installment payment over a period ending not later than April 1 of the year following the calendar year in which the participant attains age 70 1/2. As of December 31, 1998 and 1997, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

      BASIS OF PRESENTATION - The Company is a supplier of metals recovery and industrial services to major industry sectors throughout North American and Europe. The Company applies proprietary technology to reduce the cost and downtime associated with industrial cleaning and plant turnaround activities, and to recover value from industrial by-products and metal bearing residuals.

      As of December 31, 1998, the Company was not in compliance with the provisions of its existing credit agreement as amended (the "Credit Facility"). On April 26, 1999, the Company's lending syndicate approved a lock-up agreement as amended on June 21, 1999 (the "Lock-up Agreement") which sets forth a new capital structure for the Company and the conditions that govern the restructuring of approximately $1 billion in secured term loans outstanding under the Credit Facility. Under the terms of the Lock-up Agreement, the lenders will convert the outstanding approximately $1 billion of secured syndicated debt into $300 million of senior secured debt, $100 million of convertible secured payment in-kind debt and 91% of the common shares of the restructured Company. The secured payment in-kind debt is convertible into 25% of the common shares of the restructured Company on a fully-diluted basis as of the restructuring date. The senior secured debt and the secured payment in-kind debt each have a term of five years. The Lock-up Agreement also provides that the Board of Directors of the restructured Company will consist of nine directors who will be nominated by the new 91% shareholders (i.e., the lenders). The nominees will include two members of the existing Board. The sale of the utilities division of the Company on May 18, 1999 resulted in a reduction of the restructured senior secured debt from $300 million to $250 million.

      The Company filed a voluntary application to reorganize with the appropriate court in Canada and filed voluntary petitions with the appropriate court in the United States on June 25, 1999. The applications include, in addition to the arrangements reached with the Company's lenders described above, proposals that would adjust the amounts owing to certain unsecured creditors and the realization value of the Company's assets. Upon filing, the Company has access to $100 million of debtor-in-possession financing to support its working capital requirements during the restructuring process. Upon receipt of court approval of the application, the $100 million debtor-in-possession financing will be repaid by a $100 million working capital facility to be established. The courts have confirmed the Company's access to proceeds remaining from previous sales of non-core assets of over $400 million.

      The ability of the Company to continue as a going concern is dependent on the courts approval of the voluntary application to reorganize contemplated by the Lock-up Agreement. It is uncertain what impact, if any, the Company's ability to continue as a going concern will have on the Plan or the net assets available for benefits.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      RECLASSIFICATIONS - Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

      PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from Plan assets.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      INVESTMENTS - Investments are recorded at fair value based on quoted market prices as determined by the trustee. Dividends and interest income from investments are recorded as earned on the accrual basis, and allocated to participants based upon their proportionate investment in each fund. Purchases and sales of securities are recorded on a trade-date basis.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation or depreciation of those investments. The cost basis of securities sold is determined by a moving weighted average for the shares in each fund.

      PLAN TERMINATION - While the Board of Directors of the Company has not expressed an intention to do so, it may terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all participants become fully vested and the Plan's assets will be distributed to the participants on the basis of their net asset account balances existing at the date of termination.

      TAX STATUS - The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving that determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company is currently requesting an updated determination letter from the IRS. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      EXCESS CONTRIBUTION - Upon failure of nondiscrimination tests, the Plan would accrue a liability equal to the excess contribution and excess aggregate contribution to be refunded. The Plan has not completed the nondiscrimination tests for the year ended December 31, 1998. Management does not believe that the impact of excess contributions, if any, will be material to the financial statements.

3.    INVESTMENTS

      Investments that comprised 5% or more of the net assets available for benefits at December 31 were as follows:


                                                   1998                1997

Spectrum Growth Fund                        $    15,688,935    $     3,672,517
Growth & Income Fund                             13,196,258          8,252,328
Prime Reserve Fund                               12,923,532          2,903,664
New Horizons Fund                                10,887,142          5,966,111
Blue Chip Growth Fund                             8,294,585
Capital Appreciation Fund                         8,143,456          5,054,344
Balanced Fund                                     6,530,257
International Stock Fund                          5,272,954          1,999,161
New Income Fund                                   3,935,047          1,763,780
Participant loans                                 4,718,808          1,606,101


4.    SUBSEQUENT EVENT

      Subsequent to year end several plans of companies acquired by the Company are in the process of merging into the Plan.

5.    FUND INFORMATION - ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR
      BENEFITS

      The allocation of changes in net assets available for benefits to investment programs for the years ended December 31, 1998 and 1997 is as follows:

                                        PRIME           NEW          GROWTH &       CAPITAL          NEW          SPECTRUM
                                       RESERVE         INCOME         INCOME      APPRECIATION     HORIZONS        INCOME
1998                                     FUND           FUND           FUND           FUND           FUND           FUND
CONTRIBUTIONS:
   Rollovers                        $  8,624,879   $  1,697,046   $  2,942,185   $  2,582,075   $  3,846,559   $    621,307
   Employee                            2,136,600        603,195      1,860,275      1,147,261      1,341,651        414,323
   Employer                              933,285        289,014        870,070        528,592        627,678        191,267
                                    ------------   ------------   ------------   ------------   ------------   ------------
             Total contributions      11,694,764      2,589,255      5,672,530      4,257,928      5,815,888      1,226,897

INVESTMENT INCOME:
   Net appreciation (depreciation)
      in fair value of investments                     (112,876)      (270,583)      (817,800)        44,558        (36,493)
   Dividend income                       592,127        272,467      1,203,411      1,212,628        562,492        133,221
   Interest income                        78,149         15,988         40,104         31,818         39,189          6,480
                                    ------------   ------------   ------------   ------------   ------------   ------------

             Net investment income       670,276        175,579        972,932        426,646        646,239        103,208

PARTICIPANT WITHDRAWALS
   AND DISTRIBUTIONS                  (2,120,647)      (337,994)    (1,515,433)    (1,065,884)    (1,072,677)      (127,313)

INTERFUND TRANSFERS, Net                (128,372)      (230,063)      (112,799)      (482,796)      (419,083)        74,085
                                    ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS             10,116,021      2,196,777      5,017,230      3,135,894      4,970,367      1,276,877

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                   2,910,211      1,768,137      8,271,070      5,064,049      5,983,733        878,455
                                    ------------   ------------   ------------   ------------   ------------   ------------
   End of year                      $ 13,026,232   $  3,964,914   $ 13,288,300   $  8,199,943   $ 10,954,100   $  2,155,332
                                    ============   ============   ============   ============   ============   ============
                                                                       PHILIP
                                        SPECTRUM     INTERNATIONAL    SERVICES                     BLUE CHIP
                                         GROWTH         STOCK          STOCK         BALANCED        GROWTH      PARTICIPANT
1998                                      FUND           FUND           FUND           FUND           FUND          LOANS
CONTRIBUTIONS:
   Rollovers                         $ 10,851,185   $  2,706,469   $  5,043,060   $  4,979,545   $  3,045,206   $  2,715,003
   Employee                             2,249,419        672,802      1,199,399        963,788      1,755,194
   Employer                               997,404        317,396        513,014        400,428        745,685
                                     ------------   ------------   ------------   ------------   ------------   ------------
             Total contributions       14,098,008      3,696,667      6,755,473      6,343,761      5,546,085      2,715,003

INVESTMENT INCOME:
   Net appreciation (depreciation)
      in fair value of investments        226,418        396,665     (7,674,607)       542,900        968,947
   Dividend income                      1,368,114        202,631          4,472        163,896        134,429
   Interest income                         49,055         18,817         21,185         13,434         14,930
                                     ------------   ------------   ------------   ------------   ------------   ------------

             Net investment income      1,643,587        618,113     (7,648,950)       720,230      1,118,306

PARTICIPANT WITHDRAWALS
   AND DISTRIBUTIONS                   (1,543,763)      (571,926)      (175,114)      (494,216)      (335,892)       397,704

INTERFUND TRANSFERS, Net               (2,079,590)      (442,462)     1,765,751          6,371      2,048,958
                                     ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS              12,118,242      3,300,392        697,160      6,576,146      8,377,457      3,112,707

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                    3,679,907      2,006,090                                                   1,606,101
                                     ------------   ------------   ------------   ------------   ------------   ------------
   End of year                       $ 15,798,149   $  5,306,482   $    697,160   $  6,576,146   $  8,377,457   $  4,718,808
                                     ============   ============   ============   ============   ============   ============
1998                                      TOTAL
CONTRIBUTIONS:
   Rollovers                            49,654,519
   Employee                             14,343,907
   Employer                              6,413,833
                                      ------------
             Total contributions        70,412,259

INVESTMENT INCOME:
   Net appreciation (depreciation)
      in fair value of investments      (6,732,871)
   Dividend income                       5,849,888
   Interest income                         329,149
                                      ------------

             Net investment income        (553,834)

PARTICIPANT WITHDRAWALS
   AND DISTRIBUTIONS                    (8,963,155)

INTERFUND TRANSFERS, Net
                                      ------------

NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS               60,895,270

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                    32,167,753
                                      ------------
   End of year                        $ 93,063,023
                                      ============

                                                PRIME           NEW         GROWTH &        CAPITAL         NEW          SPECTRUM
                                               RESERVE         INCOME        INCOME       APPRECIATION    HORIZONS        INCOME
1997                                             FUND           FUND          FUND            FUND          FUND           FUND

CONTRIBUTIONS:
   Rollovers                                $     23,342   $        (48)  $    114,056   $    276,298                  $     25,164
   Employee                                      410,579        251,689        924,981        699,161   $  1,009,481        172,702
   Employer                                      154,957         78,080        247,758        186,404        277,834         53,828
                                            ------------   ------------   ------------   ------------   ------------   ------------
                Total contributions              588,878        329,721      1,286,795      1,161,863      1,287,315        251,694

INVESTMENT INCOME:
   Net appreciation (depreciation) in fair
      value of investments                            --         36,041     10,505,559         23,878        400,439         28,805
   Dividend income                               130,933        113,095        458,930        679,302        153,443         54,274
   Interest income                                16,359          7,242         23,808         17,788         29,963          4,579
                                            ------------   ------------   ------------   ------------   ------------   ------------
                Net investment income            147,292        156,378      1,533,297        720,968        583,845         87,658

PARTICIPANT WITHDRAWALS
   AND DISTRIBUTIONS                            (393,326)      (215,193)      (761,943)      (613,027)    (1,027,084)       (65,152)

ADMINISTRATIVE EXPENSE                              (112)           (22)          (153)           (55)          (109)           (11)

INTERFUND TRANSFERS, Net                         113,780        (54,002)       254,777         (9,105)      (293,497)        84,514
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                        456,512        216,882      2,312,773      1,260,644        550,470        358,703

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                           2,453,699      1,551,255      5,958,297      3,803,405      5,433,263        519,752
                                            ------------   ------------   ------------   ------------   ------------   ------------
   End of year                              $  2,910,211   $  1,768,137   $  8,271,070   $  5,064,049   $  5,983,733   $    878,455
                                            ============   ============   ============   ============   ============   ============


                                              SPECTRUM     INTERNATIONAL
                                               GROWTH          STOCK       PARTICIPANT
1997                                            FUND           FUND           LOANS          TOTAL

CONTRIBUTIONS:
   Rollovers                                $    179,607   $       (712)  $     19,279  $    636,986
   Employee                                      911,948        434,781                    4,815,322
   Employer                                      207,695        144,603                    1,351,159
                                            ------------   ------------   ------------  ------------
                Total contributions            1,299,250        578,672         19,279     6,803,467

INVESTMENT INCOME:
   Net appreciation (depreciation) in fair
      value of investments                        94,931        (58,309)                   1,576,344
   Dividend income                               422,776        117,393                    2,130,146
   Interest income                                14,979         10,658                      125,376
                                            ------------   ------------   ------------  ------------
                Net investment income            532,686         69,742                    3,831,866

PARTICIPANT WITHDRAWALS
   AND DISTRIBUTIONS                            (420,077)      (336,121)       278,408    (3,553,515)

ADMINISTRATIVE EXPENSE                               (22)           (21)                        (505)

INTERFUND TRANSFERS, Net                          (8,211)       (88,256)
                                            ------------   ------------   ------------  ------------
NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                      1,403,626        224,016        297,687     7,081,313

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                           2,276,281      1,782,074      1,308,414    25,086,440
                                            ------------   ------------   ------------  ------------
   End of year                              $  3,679,907   $  2,006,090   $  1,606,101  $ 32,167,753
                                            ============   ============   ============  ============



                                     ******

PHILIP SERVICES CORP.
401(k) PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                          DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER,              INTEREST RATE, COLLATERAL,                                           CURRENT
  LESSOR OR SIMILAR PARTY                 AND PAR OR MATURITY VALUE                         COST                VALUE

* T. Rowe Price                           Spectrum Growth Fund                          $ 15,518,332        $ 15,688,935
* T. Rowe Price                           Growth & Income Fund                            13,467,985          13,196,258
* T. Rowe Price                           Prime Reserve Fund                              12,923,532          12,923,532
* T. Rowe Price                           New Horizons Fund                               10,685,855          10,887,142
* T. Rowe Price                           Blue Chip Growth Fund                            7,328,153           8,294,585
* T. Rowe Price                           Capital Appreciation Fund                        9,000,144           8,143,456
* T. Rowe Price                           Balanced Fund                                    6,025,116           6,530,257
* T. Rowe Price                           International Stock Fund                         4,934,585           5,272,954
* T. Rowe Price                           New Income Fund                                  4,036,177           3,935,047
* T. Rowe Price                           Spectrum Income Fund                             2,166,586           2,135,201
* Philip Services Corp.                   Common Stock                                     6,716,646             642,047
* Participant loans                       Maturities primarily from one to five years
                                             with interest rates from 6% to 11.0%          4,718,808           4,718,808
                                                                                        ------------        ------------
                                                                                        $ 97,521,919        $ 92,368,222
TOTAL                                                                                   ============        ============


* Party-in-interest

PHILIP SERVICES CORP.
401(k) PLAN

ITEM 27(b) - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
AS OF DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                                               AMOUNT RECEIVED      UNPAID
  IDENTITY                                                                     DURING REPORTING     BALANCE
    AND                                                             ORIGINAL         YEAR             AT           AMOUNT OVERDUE
  ADDRESS                                                            AMOUNT   ------------------      END      ---------------------
 OF OBLIGOR            DESCRIPTION OF LOAN                          OF LOAN   PRINCIPAL INTEREST    OF YEAR     PRINCIPAL   INTEREST

Employee #1   9.75% interest, beginning September 29, 1995,        $ 6,000                          $ 4,495    $ 2,164      $   625
                 60 monthly payments maturing August 31, 2000

Employee #1   9.25% interest, beginning February 14, 1997,           1,000                              965        902           90
                 52 bi-weekly payments maturing January 29, 1999

Employee #2   8.25% interest, beginning December 27, 1996, 77        1,397                            1,138        652           97
                 bi-weekly payments maturing December 10, 1999

Employee #3   8.5% interest, beginning May 31, 1996, 77 bi-          2,113                            2,041      1,739          258
                 weekly payments maturing May 14, 1999

Employee #4   8.25% interest, beginning January 3, 1997, 103         4,000                            4,000      4,000          342
                 weekly payments maturing December 25, 1998

Employee #5   8.5% interest, beginning January 2, 1998, 103          3,000                            3,000      1,436          196
                 weekly payments maturing December 24, 1999

Employee #6   8.25% interest, beginning October 18, 1996, 25         1,500                              120        120            1
                 bi-weekly payments maturing October 3, 1997

Employee #7   8.5% interest, beginning May 31, 1996, 103             3,000                            3,000      3,000          265
                 weekly payments maturing May 22, 1998

Employee #8   8.25% interest, beginning February 14, 1997, 259         500                              500        165           65
                 weekly payments maturing February 1, 2000

Employee #9   10.25% interest, beginning October 28, 1996, 120       5,700                            4,622      1,086          439
                 bi-weekly payments maturing October 2001

Employee #10  10.00% interest, beginning September 4, 1995, 181      6,500                            6,223      2,272        1,507
                 bi-weekly payments maturing August 31, 2002
                                                                   -------                          -------    ------       -------
Total                                                               34,710                           30,104     17,536        3,885
                                                                   -------                          -------    ------       -------


PHILIP SERVICES CORP.
401(k) PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                                                        CURRENT
                                                                                                          VALUE
                                                                                                       OF ASSET ON
                                          DESCRIPTION OF      PURCHASE     SELLING        COST OF      TRANSACTION   NET GAIN
           PARTY INVOLVED                     ASSET           PRICE (A)    PRICE (B)        ASSET          DATE      OR (LOSS)

Series of transactions in assets involving more than 5% of the current value of Plan assets at the beginning of the year:

* Philip Services Corp.                    Company Stock     $ 8,784,659                $ 8,784,659   $ 8,784,659
                                                                          $  467,994        651,526       467,994   $(183,532)
* T. Rowe Price International Stock Fund    Mutual Fund        3,680,798                  3,680,798     3,680,798
                                                                             988,354        947,064       988,354      41,290
* T. Rowe Price New Horizons Fund           Mutual Fund        6,321,668                  6,321,668     6,321,668
                                                                           1,694,933      1,667,214     1,694,933      27,719
* T. Rowe Price New Income Fund             Mutual Fund        3,102,643                  3,102,643     3,102,643
                                                                             843,835        841,851       843,835       1,984
* T. Rowe Price Prime Reserve Fund          Mutual Fund       12,491,896                 12,491,896    12,491,896
                                                                           2,528,114      2,528,114     2,528,114
* T. Rowe Price Growth and Income Fund      Mutual Fund        7,142,998                  7,142,998     7,142,998
                                                                           2,099,246      1,763,722     2,099,246     335,524
* T. Rowe Price Balanced Fund               Mutual Fund        6,635,576                  6,635,576     6,635,576
                                                                             648,220        633,963       648,220      14,257
* T. Rowe Price Capital Appreciation Fund   Mutual Fund        5,065,144                  5,065,144     5,065,144
                                                                           1,572,916      1,490,759     1,572,916      82,157
* T. Rowe Price Spectrum Income Fund        Mutual Fund        1,592,396                  1,592,396     1,592,396
                                                                             344,221        343,211       344,221       1,010
* T. Rowe Price Spectrum Growth Fund        Mutual Fund       14,300,417                 14,300,417    14,300,417
                                                                           2,979,639      2,916,356     2,979,639      63,283
* T. Rowe Price Blue Chip Growth Fund       Mutual Fund        7,821,508                  7,821,508     7,821,508
                                                                             495,870        527,708       495,870     (31,838)

Individual transactions in assets involving more than 5% of the current value of Plan assets at the beginning of the year:

* Philip Services Corp.                    Company Stock       3,476,616                  3,476,616     3,476,616
* T. Rowe Price New Horizon Fund            Mutual Fund        1,753,594                  1,753,594     1,753,594
* T. Rowe Price Prime Reserve Fund          Mutual Fund        3,548,307                  3,548,307     3,548,307
* T. Rowe Price Prime Reserve Fund          Mutual Fund        3,788,590                  3,788,590     3,788,590
* T. Rowe Price Growth & Income Fund        Mutual Fund        1,652,367                  1,652,367     1,652,367
* T. Rowe Price Balanced Fund               Mutual Fund        2,270,640                  2,270,640     2,270,640
* T. Rowe Price Capital Appreciation Fund   Mutual Fund        1,649,727                  1,649,727     1,649,727
* T. Rowe Price Spectrum Growth Fund        Mutual Fund        4,644,053                  4,644,053     4,644,053
* T. Rowe Price Spectrum Growth Fund        Mutual Fund        2,357,114                  2,357,114     2,357,114


* Party-in-interest

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expense.

PHILIP SERVICES CORP.
401(k) PLAN

ITEM 27(e) - SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                           RELATIONSHIP
                              TO PLAN,          DESCRIPTION OF TRANSACTION,
                            EMPLOYER OR          INCLUDING MATURITY DATE,                               INTEREST
    IDENTITY OF            OTHER PARTY-          INTEREST RATE, COLLATERAL,               AMOUNT        INCURRED
  PARTY INVOLVED            IN-INTEREST            PAR OR MATURITY VALUE                  LOANED         ON LOAN

Philip Services              Employer        Lending of monies from the Plan
   Corp.*                                    to the Employer (participant and
                                             employer contributions not timely
                                             remitted to the Plan) as follows:

                                             Deemed loan dated April 22, 1998,
                                             maturity April 27, 1998 with
                                             interest at 5.44% per annum                   9,022              7

                                             Deemed loan dated May 21, 1998,
                                             maturity June 3, 1998 with interest
                                             at 5.43% per annum                            9,064             18

                                             Deemed loan dated July 22, 1998,
                                             maturity November 25, 1998 with
                                             interest at 5.48% per annum                  11,078            212

                                             Deemed loan dated August 21,
                                             1999, maturity November 25, 1998
                                             with interest at 5.41% per annum             11,079            160

                                             Deemed loan dated September 22,
                                             1998, maturity November 25, 1998
                                             with interest at 5.35% per annum             11,100            105

                                             Deemed loan dated October 21,
                                             1998, maturity November 25, 1998
                                             with interest at 5.00% per annum             10,878             53

                                             Deemed loan dated November 20,
                                             1998, maturity December 14, 1998
                                             with interest at 4.42% per annum             10,666             31

                                             Deemed loan dated January 22,
                                             1999, maturity February 11, 1999
                                             with interest at 3.06% per annum             15,266             26

                                             Deemed loan dated February 20,
                                             1998, maturity March 11, 1998 with
                                             interest at 5.47% per annum                  32,806             98

                                             Deemed loan dated August 21, 1998,
                                             maturity December 21, 1998 with
                                             interest at 5.41% per annum                   2,930             53

                                             Deemed loan dated September 22,
                                             1998, maturity December 6, 1998
                                             with interest at 5.35% per annum              1,810             20

                                             Deemed loan dated September 22,
                                             1998, maturity December 21, 1998
                                             with interest at 5.35% per annum                436              6

                                             Deemed loan dated October 21,
                                             1998, maturity December 21, 1998
                                             with interest at 5.00% per annum              1,501             13

                                             Deemed loan dated November 20,
                                             1998, maturity December 21, 1998
                                             with interest at 4.42% per annum                869              3

                                             Deemed loan dated March 20, 1998,
                                             maturity June 22, 1998 with
                                             interest at 5.32% per annum                   6,928             99

                                             Deemed loan dated March 20, 1998,
                                             maturity December 29, 1998 with
                                             interest at 5.32% per annum                   3,225            135

                                             Deemed loan dated May 21, 1998,
                                             maturity May 22, 1998 with
                                             interest at 5.43% per annum                   6,825              1

                                             Deemed loan dated July 22, 1998,
                                             maturity December 29, 1998 with
                                             interest at 5.48% per annum                   4,858            118

                                             Deemed loan dated August 21, 1998,
                                             maturity December 29, 1998 with
                                             interest 5.41% per annum                      2,075             40

                                             Deemed loan dated May 21, 1998,
                                             maturity May 22, 1998 with
                                             interest at 5.43% per annum                   3,471              1

                                             Deemed loan dated June 19, 1998,
                                             maturity October 4, 1998 with
                                             interest at 5.5% per annum                    4,899             81

                                             Deemed loan dated July 22, 1998,
                                             maturity July 23, 1998 with
                                             interest at 5.48% per annum                   4,898              1

                                             Deemed loan dated July 22, 1998,
                                             maturity December 4, 1998 with
                                             interest at 5.48% per annum                   4,413             90

                                             Deemed loan dated November 11,
                                             1998, maturity December 4, 1998
                                             with interest at 4.42% per annum              3,465              6

                                             Deemed loan dated December 21,
                                             1998, maturity January 4, 1999
                                             with interest at 4.28% per annum              2,124              4

                                             Deemed loan dated January 22,
                                             1999, maturity May 21, 1999 with
                                             interest at 4.52% per annum                   3,070             45

* Party-in-interest

                                 SIGNATURE PAGE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Philip Services Corp. 401(k) Plan Committee, which administers the Philip Services Corp. 401(k) Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 28th day of June, 1999.

ALLWASTE EMPLOYEE RETIREMENT
PLAN COMMITTEE



/s/ LARRY D. ROSE
------------------------------
Larry D. Rose



/s/ DERWARD B. RHODES
------------------------------
Derward B. Rhodes

                                 EXHIBIT INDEX

Exhibit
Number        Description
-------       -----------
  23      -   Independent Auditors' Consent